UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-31221

Total number of pages: 47

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: July 27, 2017	By:	/s/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Managing Director, Investor Relations Department

Information furnished in this form:

1.	Earnings release for the three months ended June 30, 2017
2.	Results presentation for the first three months of the fiscal year ending March 31, 2018

Earnings Release	July 27, 2017
For the Three Months Ended June 30, 2017	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL https://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kazuhiro Yoshizawa, Representative Director, President and Chief Executive Officer
Contact:	Hideki Maeda, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	August 2, 2017
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Three Months Ended June 30, 2017 (April 1, 2017 - June 30, 2017)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Three months ended June 30, 2017	1,136,696	2.5%	278,299	(7.0)%	281,846	(4.6)%	189,939	(8.2)%
Three months ended June 30, 2016	1,108,670	3.0%	299,291	27.1%	295,292	22.7%	206,854	22.6%

(Percentages above represent changes compared to the corresponding period of the previous year)

(Note)	Comprehensive income attributable to	For the three months ended June 30, 2017:	191,917 million yen	2.5%
	NTT DOCOMO, INC.:	For the three months ended June 30, 2016:	187,202 million yen	14.3%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Three months ended June 30, 2017	51.27 (yen)	—
Three months ended June 30, 2016	55.10 (yen)	—

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
June 30, 2017	7,346,251	5,605,031	5,574,363	75.9%	1,504.72 (yen)
March 31, 2017	7,453,074	5,561,146	5,530,629	74.2%	1,492.91 (yen)

2. Dividends

	Cash Dividends per Share (yen)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2017	—	40.00	—	40.00	80.00
Year ending March 31, 2018	—
Year ending March 31, 2018 (Forecasts)		50.00	—	50.00	100.00

(Note)	Revisions to the forecasts of dividends: None

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2018 (April 1, 2017 - March 31, 2018)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Six months ending September 30, 2017	—	—%	—	—%	—	—%	—	—%	— (yen)
Year ending March 31, 2018	4,750,000	3.6%	960,000	1.6%	966,000	1.7%	655,000	0.4%	176.81 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note)	Revisions to the forecasts of consolidated financial results: None

* Notes:

(1) Changes in significant subsidiaries:	None
(Changes in significant subsidiaries for the three months ended June 30, 2017 which resulted in changes in scope of consolidation)

(2) Changes in accounting policies
i. Changes due to revision of accounting standards and other regulations:	Yes
ii. Others:	None
(Refer to “2. (3) Changes in Accounting Policies” on page 14.)

(3) Number of issued shares (common stock)

i. Number of issued shares (inclusive of treasury stock):	As of June 30, 2017:	3,899,563,000 shares
	As of March 31, 2017:	3,899,563,000 shares

ii. Number of treasury stock:	As of June 30, 2017:	194,977,467 shares
	As of March 31, 2017:	194,977,467 shares

iii. Number of weighted average common shares outstanding:	For the three months ended June 30, 2017:	3,704,585,533 shares
	For the three months ended June 30, 2016:	3,754,094,845 shares

* This earnings release is not subject to the quarterly review by independent auditors.

* Explanation for forecasts of operations and other notes:

Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2018, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2018” on page 13 and “5. Special Note Regarding Forward-Looking Statements” on page 21, contained in the attachment.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Three Months Ended June 30, 2017

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

The environment surrounding our business has changed significantly. In Japan’s telecommunications market, competition has intensified due to the government’s pro-competition policy, the rise of low-cost smartphones offered by Mobile Virtual Network Operators (MVNOs) and other factors. In addition, we have seen technical advancements in areas such as artificial intelligence (AI), IoT* and drones, as well as an expansion of customer touchpoints by various service providers leveraging loyalty point programs and other means. These changes have brought about both active competition in the telecommunications market and collaboration with new players from other industries, accelerating competition in new markets that transcend the conventional boundaries of the telecommunications business.

Amid these changes in the market environment, in April 2017, we developed and unveiled our Medium-Term Strategy 2020 “Declaration beyond” to realize a richer future with 5G. We have positioned the fiscal year ending March 31, 2018 as a year to “Challenge to Evolve” by taking the first steps towards the delivery of our Medium-Term Strategy 2020, “Declaration beyond.” We will do so by moving forward with the creation and evolution of services, the evolution of our business through “+d” and the reinforcement and evolution of our business foundations.

During the three months ended June 30, 2017, we introduced new billing packages such as “Simple Plan,” “Ultra Share Pack 30” and “docomo with” in an effort to improve returns to our customers. We also strived to boost the usage and enhance the convenience of “d POINTs” by increasing the number of stores participating in the “d POINTs” program, and, in addition, we promoted our “+d” strategy through launching a “5G trial site” and undertaking initiatives that take advantage of AI, IoT and other advanced technologies.

<Actions for Future Growth>

•	In April 2017, we developed the world’s first “Floating Sphere Drone Display,” an unmanned aerial vehicle that displays LED images on an omnidirectional spherical screen attached around it while in flight. We will conduct studies utilizing the newly developed drone as a solution for events held in venues such as concert halls and arenas where the drone can fly around as part of a performance or as an advertisement balloon to deliver messages and information.

•	Toward the planned launch of the 5G system in 2020, we started operating a “5G trial site” to enable customers to experience the wide variety of new services to be realized through 5G by leveraging its unique properties of high-speed, large-capacity, low-latency transmission and massive device connectivity. As a first step of the trial, at Tokyo SKYTREE, in collaboration with TOBU RAILWAY CO., LTD., we started live 8K ultra high-definition video streaming service using a test radio spectrum allocated for 5G, the first time such a service has been offered anywhere in the world.

•	In May 2017, we concluded a basic agreement with Komatsu Ltd. for the development and verification of a 5G-based remote control system for construction and mining equipment, and started verification experiments connecting Komatsu’s construction and mining equipment with a remote monitoring system using 5G.

•	In May 2017, with the goal of providing our customers with greater value and excitement on a global scale by the year 2020, we embarked on the “docomo Smart Island Project” toward the goal of value co-creation with partners as a part of our “+d” initiatives. As the first step of this project, we rolled out the “d POINT” program in some stores in Guam in June 2017, and constructed an environment where customers can have free access to the Wi-Fi services offered by our subsidiary, DOCOMO PACIFIC, INC., by logging into the service using “d ACCOUNT.”

DOCOMO Earnings Release	Three Months Ended June 30, 2017

For the three months ended June 30, 2017, operating revenues increased by ¥28.0 billion from the same period of the previous fiscal year to ¥1,136.7 billion. This was mainly due to an increase in optical-fiber broadband service revenues due to growth in the number of “docomo Hikari” users as well as the recovery of mobile communications services revenues as a result of growth in packet consumption and a decrease in the negative impact of the “Monthly Support” discount program, despite the negative impact from our various billing initiatives implemented for the purpose of enhancing returns to our customers, due mainly to our provision of lower cost services.

Operating expenses increased by ¥49.0 billion from the same period of the previous fiscal year to ¥858.4 billion. This was mainly due to an increase in expenses associated with the expansion of “docomo Hikari” revenues, an increase of the sales commissions incurred for agent resellers due to growth in the total amount of smartphones sold and an increase of depreciation expenses.

As a result, operating income decreased by ¥21.0 billion from the same period of the previous fiscal year to ¥278.3 billion for the three months ended June 30, 2017.

Income before income taxes and equity in net income (losses) of affiliates was ¥281.8 billion, and net income attributable to NTT DOCOMO, INC. decreased by ¥16.9 billion from the same period of the previous fiscal year to ¥189.9 billion for the three months ended June 30, 2017.

*	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.

DOCOMO Earnings Release	Three Months Ended June 30, 2017

Consolidated results of operations for the three months ended June 30, 2016 and 2017 were as follows:

<Results of operations>

	Billions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017	Increase (Decrease)
Operating revenues	¥1,108.7	¥1,136.7	¥28.0	2.5%
Operating expenses	809.4	858.4	49.0	6.1

Operating income	299.3	278.3	(21.0)	(7.0)
Other income (expense)	(4.0)	3.5	7.5	—

Income before income taxes and equity in net income (losses) of affiliates	295.3	281.8	(13.4)	(4.6)
Income taxes	89.6	84.6	(5.0)	(5.6)

Income before equity in net income (losses) of affiliates	205.6	197.2	(8.4)	(4.1)
Equity in net income (losses) of affiliates	1.0	(6.7)	(7.7)	—

Net income	206.6	190.5	(16.1)	(7.8)
Less: Net (income) loss attributable to noncontrolling interests	0.2	(0.6)	(0.8)	—

Net income attributable to NTT DOCOMO, INC.	¥206.9	¥189.9	¥(16.9)	(8.2)

EBITDA margin*	37.2%	35.6%	(1.6) point	—

ROE*	3.9%	3.4%	(0.5) point	—

*	EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROE, see “4. Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 20.

<Operating revenues>

	Billions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017	Increase (Decrease)
Telecommunications services	¥729.7	¥774.9	¥45.2	6.2%
Mobile communications services revenues	704.2	723.1	18.9	2.7
Voice revenues	215.9	231.2	15.3	7.1
Packet communications revenues	488.3	491.9	3.6	0.7
Optical-fiber broadband service and other telecommunications services revenues	25.5	51.8	26.3	102.9
Equipment sales	165.8	150.6	(15.2)	(9.1)
Other operating revenues	213.2	211.2	(2.0)	(0.9)

Total operating revenues	¥1,108.7	¥1,136.7	¥28.0	2.5%

Note:	Voice revenues include data communications revenues through circuit switching systems.

<Operating expenses>

	Billions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017	Increase (Decrease)
Personnel expenses	¥72.3	¥72.9	¥0.6	0.8%
Non-personnel expenses	531.5	553.3	21.8	4.1
Depreciation and amortization	109.7	119.0	9.3	8.5
Loss on disposal of property, plant and equipment and intangible assets	7.9	12.4	4.5	56.8
Communication network charges	76.7	90.9	14.2	18.5
Taxes and public dues	11.2	9.9	(1.3)	(11.9)

Total operating expenses	¥809.4	¥858.4	¥49.0	6.1%

DOCOMO Earnings Release	Three Months Ended June 30, 2017

ii. Segment Results

Telecommunications Business—

<Results of operations>

	Billions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017	Increase (Decrease)
Operating revenues from telecommunications business	¥894.9	¥924.3	¥29.4	3.3%
Operating income (loss) from telecommunications business	270.4	241.4	(29.0)	(10.7)

Operating revenues from telecommunications business for the three months ended June 30, 2017 increased by ¥29.4 billion, or 3.3%, from ¥894.9 billion for the same period of the previous fiscal year to ¥924.3 billion. This was mainly due to an increase in optical-fiber broadband service revenues due to growth in the number of “docomo Hikari” users as well as the recovery of mobile communications services revenues as a result of growth of packet consumption and a decrease in the negative impact of the “Monthly Support” discount program, despite the negative impact from our various billing initiatives implemented for the purpose of enhancing returns to our customers, due mainly to our provision of lower cost services.

Operating expenses from telecommunications business increased by ¥58.4 billion, or 9.3%, from ¥624.5 billion for the same period of the previous fiscal year to ¥682.9 billion. This was mainly due to an increase in expenses associated with the expansion of “docomo Hikari” revenues, an increase of the sales commissions incurred for agent resellers due to growth in the total number of smartphones sold and an increase of depreciation expenses.

Consequently, operating income from telecommunications business was ¥241.4 billion, a decrease of ¥29.0 billion, or 10.7%, from ¥270.4 billion for the same period of the previous fiscal year.

<<Key Topics>>

•	We introduced various new initiatives in an effort to strengthen our returns to customers, including the commencement in May 2017 of the “Simple Plan,” a billing option catered to customers with limited voice calling outside their family members, as well as “Ultra Share Pack 30,” which is designed for customers with high data usage. In addition, in June 2017, we launched “docomo with,” a billing plan targeting customers who use one handset for an extended period of time.

•	The total number of our smartphone and tablet users grew to 36.53 million as of June 30, 2017, an increase of 3.09 million from June 30, 2016, with such increase due mainly to our “Senior Smartphone Debut Discount” and other promotional measures.

•	In May 2017, we introduced the “Net Total Support” service, under which we provide customers with assistance to help solve problems relating to the operation or setup of equipment connected to our networks, and to process requests pertaining to equipment repair or restoration of lost data, etc., through remote support by our operators or through a dedicated application. Because of the effects of various sales promotion campaigns, the total number of “docomo Hikari” optical-fiber broadband service subscriptions grew by 1.77 million from June 30, 2016 to 3.84 million as of June 30, 2017.

•	To promote the construction of a network that provides as a convenient communication environment, we expanded the coverage of our “PREMIUM 4G” service to 1,471 cities across Japan and 76,300 base stations as of June 30, 2017. Toward the goal of further expanding the area coverage of our LTE service, we increased the total number of LTE-enabled base stations to 165,100 stations nationwide as of June 30, 2017.

DOCOMO Earnings Release	Three Months Ended June 30, 2017

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	June 30, 2016	June 30, 2017	Increase (Decrease)
Mobile telecommunications services	71,614	75,114	3,500	4.9%
Including: “Kake-hodai & Pake-aeru” billing plan	31,586	38,342	6,756	21.4
Mobile telecommunications services (LTE(Xi))	39,893	45,659	5,766	14.5
Mobile telecommunications services (FOMA)	31,721	29,455	(2,266)	(7.1)
“docomo Hikari” optical broadband service	2,068	3,843	1,774	85.8

Note:	Number of subscriptions to Mobile telecommunications services, Mobile telecommunications services (LTE(Xi)) and Mobile telecommunications services (FOMA) includes Communication Module services subscriptions.

<Number of handsets sold>

	Thousand units
	Three months ended June 30, 2016	Three months ended June 30, 2017	Increase (Decrease)
Number of handsets sold	6,165	5,849	(316)	(5.1)%
Mobile telecommunications services (LTE(Xi))
New LTE(Xi) subscription*1	2,446	2,305	(141)	(5.8)
Change of subscription from FOMA	577	763	185	32.1
LTE(Xi) handset upgrade by LTE(Xi) subscribers	1,883	2,090	207	11.0
Mobile telecommunications services (FOMA)
New FOMA subscription*1	646	445	(201)	(31.1)
Change of subscription from LTE(Xi)	19	7	(12)	(64.4)
FOMA handset upgrade by FOMA subscribers	593	239	(354)	(59.7)

Churn rate*2	0.62%	0.67%	0.04 point	—

*1:	New subscriptions include mobile line subscriptions of MVNOs and Communication Module subscriptions
*2:	“Churn rate” is calculated excluding the subscriptions and cancellations of subscriptions of MVNOs.

<Trend of ARPU and MOU>

	Yen
	Three months ended June 30, 2016	Three months ended June 30, 2017	Increase (Decrease)
Aggregate ARPU	¥4,330	¥4,600	¥270	6.2%
Voice ARPU	1,240	1,330	90	7.3
Data ARPU	3,090	3,270	180	5.8
Packet ARPU	2,960	2,970	10	0.3
“docomo Hikari” ARPU	130	300	170	130.8

MOU (minutes)	136	136	—	—

Notes:

1.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users to our wireless services in the relevant periods, as shown below under “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use):

Average monthly communication time per user.

2.	ARPU Calculation Methods

Aggregate ARPU= Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

Data ARPU= Packet ARPU + “docomo Hikari” ARPU

- Voice ARPU	:	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / Number of active users
- Packet ARPU	:	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / Number of active users
- “docomo Hikari” ARPU	:	“docomo Hikari” ARPU Related Revenues (basic monthly charges, voice communication changes) /Number of active users

DOCOMO Earnings Release	Three Months Ended June 30, 2017

3.	Active Users Calculation Method

Sum of number of active users for each month ((number of users at the end of previous month + number of users at the end of current month) /2) during the relevant period

4.	The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:
a.	Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunication services and interconnecting telecommunications facilities that are provided to MVNOs; and
b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name
Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to MVNOs are not included in the ARPU calculation.

DOCOMO Earnings Release	Three Months Ended June 30, 2017

Smart life business—

<Results of operations>

	Billions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017	Increase (Decrease)
Operating revenues from smart life business	¥125.2	¥113.5	¥(11.7)	(9.3)%
Operating income (loss) from smart life business	17.2	16.7	(0.5)	(3.1)

Operating revenues from smart life business for the three months ended June 30, 2017 were ¥113.5 billion, a decrease of ¥11.7 billion, or 9.3%, from ¥125.2 billion for the same period of the previous fiscal year. This was due mainly to a decrease in revenues from a subsidiary which began recording revenues on a net basis as a result of a change in its business model effective from April 1, 2017. This decrease in revenues was greater than increases in revenues from our finance/payment services and other services.

Operating expenses from smart life business were ¥96.9 billion, a decrease of ¥11.2 billion, or 10.3%, from ¥108.0 billion for the same period of the previous fiscal year. This was due mainly to a decrease in expenses attributable to a subsidiary as a result of the change in its business model described above. This decrease in expense was greater than an increase in expenses associated with various initiatives that we undertook towards future growth.

As a result, operating income from smart life business was ¥16.7 billion, a decrease of ¥0.5 billion, or 3.1%, from ¥17.2 billion for the same period of the previous fiscal year.

<<Key Topics>>

•	We increased the number of stores where “d POINTs” can be used by adding the “Lawson Store 100” convenience store chain (operated by Lawson Store100, Inc.), “Umenohana / China Umenohana / Hanakoume / Kanishige” restaurant chains (operated by Umenohana Service East Japan, Co. Ltd. and Umenohana Service West Japan, Co. Ltd.) and other stores. Meanwhile, we also enabled “d Mobile Payment Plus” to be used on “United Arrows Online Store” (operated by United Arrows Ltd.) and other stores. Further, we strived to improve the convenience and boost the usage of “d POINTs” by automatically converting the former “docomo POINTs” into “d POINTs” in May 2017. As of June 30, 2017, the total number of “d POINT Club” members reached 62.32 million, the total number of “d POINT Card users*1” reached 14.84 million and the number of partners participating in the “d POINTs” program was 115.

•	To provide a wider variety of payment options to enhance the convenience of our customers, we started offering direct carrier billing on Apple Store, Apple Music, iTunes and iBooks in May 2017 and enabled “docomo Mobile Payment” on Amazon.co.jp in June 2017.

•	As of June 30, 2017, the total number of “d CARD” subscribers*2 grew to 18.00 million, an increase of 1.32 million from June 30, 2016, due mainly to initiatives that we undertook such as a campaign for acquiring new subscribers. The total amount of transactions through our finance/payment services reached ¥720 billion for the three months ended June 30, 2017, an increase of ¥120 billion from the same period of the previous fiscal year.

*1:	The total number of users who have registered their personal information to accumulate and use “d POINT” at participating stores.
*2:	The total number of subscribers of “d CARD” and “d CARD mini.”

DOCOMO Earnings Release	Three Months Ended June 30, 2017

Other businesses—

<Results of operations>

	Billions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017	Increase (Decrease)
Operating revenues from other businesses	¥94.8	¥106.6	¥11.8	12.4%
Operating income (loss) from other businesses	11.7	20.2	8.5	73.1

Operating revenues from other businesses for the three months ended June 30, 2017 amounted to ¥106.6 billion, an increase of ¥11.8 billion, or 12.4%, from ¥94.8 billion for the same period of the previous fiscal year, driven mainly by an increase in the number of subscriptions to our “Mobile Device Protection Service” and the growth of revenues relating to IoT businesses.

Operating expenses from other businesses were ¥86.3 billion, an increase of ¥3.2 billion, or 3.9%, from ¥83.1 billion for the same period of the previous fiscal year, due mainly to an increase in expenses associated with IoT businesses, despite a decrease in expenses as a result of pursuing further cost efficiency.

Consequently, operating income from other businesses was ¥20.2 billion, an increase of ¥8.5 billion, or 73.1%, from ¥11.7 billion for the same period of the previous fiscal year.

<<Key Topics>>

•	We jointly developed a voice agent service with ZENRIN Co., Ltd., our group company ZENRIN DataCom Co., Ltd., for automobiles, “AI infotainment,” that take advantage of various AI techniques owned by them and us, such as “natural dialogue,*1” “behavior prediction*1” and “advanced information search,” and started offering the service to corporate clients in April 2017.

•	In June 2017, We started offering the “Innovative Workstyle Suite” as part of our “Business Plus” lineup for enterprises to realize workstyles that are free from the constraints of location and time, toward the goal of further promoting telework.*2 The newly developed solution combines our cloud-based corporate information system “dDREAMS,” with our cloud-based telephone directory and other ICT products and services as well as our “Share Office” solution that enables works outside offices.

•	The total number of subscriptions to “Anshin Pack,” a package that combines “Mobile Device Protection Service” and various other services to ensure worry-free use of smartphones, grew to 17.89 million as of June 30, 2017.

*1:	NTT Group’s AI technology “corevo” is used.
*2:	An ICT-enabled flexible workstyle that is not bound by the location or time.

DOCOMO Earnings Release	Three Months Ended June 30, 2017

iii. CSR Activities

We aspire to help build a society in which everyone can share in a prosperous life of safety, security and comfort, beyond borders and across generations. We believe it is our corporate social responsibility (“CSR”) to fulfill the two aspects of (i) “Innovative docomo,” to solve various social issues in the fields of mobility, healthcare and medicine, education and learning, and climate change through the “co-creation of social values,” an initiative that we plan to pursue together with various partners to create new services and businesses, and (ii) “Responsible docomo,” to thoroughly ensure fair, transparent and ethical business operations as a foundation for the creation of such values. Accordingly, we will strive to realize a sustainable society while expanding our own businesses.

The principal CSR actions we undertook during the three months ended June 30, 2017 are summarized below:

<Innovative docomo>

•	We participated in the “Hakusan City IoT Acceleration Lab*”—a joint effort promoted by industries, public/private sectors and academia toward the creation of new life styles through the use of IoT and data science for rural areas where depopulation is progressing, and started the rollout of a trial environment for LPWA network that enables network accesses via multiple devices with low power consumption jointly with Kanazawa Institute of Technology at its Hakusanroku Campus (which will begin in April 2018). Using the verification trial environment to perform data analytics and AI-based predictions, we will promote the development of applications and services that will bring about greater efficiency and convenience to the livelihood in the woodlands, or prove to be useful for attracting tourists.

<Responsible docomo>

•	We participated in “Tokyo 2020 Medal Project: Towards an Innovative Future for All,” a project to create the medals for the Tokyo 2020 Olympic/Paralympic games from used mobile phones and other compact home appliances, sponsored by the Tokyo Organising Committee of the Olympic and Paralympic Games, and started collecting used mobile phones, smartphones and tablet devices at our nationwide docomo shops from April 2017.

•	Effective April 2017, we expanded our flexible working hours scheme on a trial basis, which was previously limited to the staff at our R&D center, to include the staff working at our head office (we plan to start full-scale implementation in October 2017.) Also, to enhance the health awareness of each of our employees and promote healthy and productive workstyles, we published “NTT DOCOMO Health White Paper 2016” outlining the Company’s health management practices and employees’ work environment and health conditions.

•	With the aim of securing communications in areas where service disruption is reported due to disasters and other reasons, in May 2017, we conducted a verification experiment on a “drone relay station” in Naganohara Town, Agatsuma County, Gunma Prefecture, and successfully provided coverage using test frequencies. This solution, which captures and relays in the air the signals from nearby base stations using a dedicated small-size relay station mounted on a drone, enables early recovery of service in the event of a disaster without being affected by the ground conditions, etc.

•	Through our “Smartphone and Mobile Phone Safety Classes” we teach participants the rules and manners of using smartphones and mobile phones, as well as to how to respond to troubles that may arise with their use. In the three months ended June 30, 2017, we held a total of approximately 2,500 sessions with a cumulative participation of approximately 580,000 people.

*	Hakusan City of Ishikawa Prefecture, Kanazawa Institute of Technology, NTT DOCOMO, I-O DATA DEVICE, INC., Kanazawa Research Institute, goowa inc., MULTISOUP CO., LTD. jointly applied for the “Local IoT Acceleration Lab” business promoted by the Ministry of Economy, Trade and Industry, and won its certification in March 2017.

DOCOMO Earnings Release	Three Months Ended June 30, 2017

iv. Trend of Capital Expenditures

<Capital expenditures>

	Billions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017	Increase (Decrease)
Total capital expenditures	¥97.1	¥120.9	¥23.8	24.5%
Telecommunications business	93.8	115.7	21.9	23.3
Smart life business	2.2	4.0	1.7	78.2
Other businesses	1.1	1.2	0.2	15.9

We pursued more efficient use of capital expenditures and further cost reduction, and expanded the area coverage of our “PREMIUM 4G” service to construct a more convenient mobile telecommunications network. As a result, the total amount of capital expenditures we made increased by 24.5% from the same period of the previous fiscal year to ¥120.9 billion for the three months ended June 30, 2017.

DOCOMO Earnings Release	Three Months Ended June 30, 2017

(2) Financial Review

i. Financial Position

	Billions of yen
	June 30, 2016	June 30, 2017	Increase (Decrease)			(Reference) March 31, 2017
Total assets	¥6,933.2	¥7,346.3	¥413.0		6.0%	¥7,453.1
NTT DOCOMO, INC. shareholders’ equity	5,302.6	5,574.4	271.8		5.1	5,530.6
Liabilities	1,577.7	1,718.1	140.4		8.9	1,869.0
Including: Interest bearing liabilities	222.1	221.9	(0.3)		(0.1)	221.9

Shareholders’ equity ratio (1) (%)	76.5%	75.9%	(0.6	) point	—	74.2%
Debt to Equity ratio (2) (multiple)	0.042	0.040	(0.002)		—	0.040

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
	(2)	Debt to Equity ratio = Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity

ii. Cash Flow Conditions

	Billions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017	Increase (Decrease)
Net cash provided by operating activities	¥243.8	¥301.2	¥57.4	23.5%
Net cash used in investing activities	(208.8)	(115.1)	93.7	44.9
Net cash provided by (used in) financing activities	(190.0)	(149.2)	40.8	21.5
Free cash flows (1)	35.0	186.1	151.1	431.9
Free cash flows excluding changes in investments for cash management purposes (2)*	34.9	86.0	51.1	146.5

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
	(2)	Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 21.

For the three months ended June 30, 2017, net cash provided by operating activities was ¥301.2 billion, an increase of ¥57.4 billion, or 23.5%, from the same period of the previous fiscal year. This was due mainly to a decrease in cash outflows for the payments of income taxes.

Net cash used in investing activities was ¥115.1 billion, a decrease of ¥93.7 billion, or 44.9%, from the same period of the previous fiscal year. This was due mainly to an increase in cash inflows from proceeds from redemption of short-term bailment for consumption to a related party.

Net cash used in financing activities was ¥149.2 billion, a decrease of ¥40.8 billion, or 21.5%, from the same period of the previous fiscal year. This was due mainly to a decrease in cash outflows for payments to acquire treasury stock, despite an increase in dividends paid.

As a result of the foregoing, the balance of cash and cash equivalents was ¥326.3 billion as of June 30, 2017, an increase of ¥36.7 billion, or 12.7%, from the previous fiscal year end.

DOCOMO Earnings Release	Three Months Ended June 30, 2017

(3) Prospects for the Fiscal Year Ending March 31, 2018

The environment surrounding our business has changed significantly.

In Japan’s telecommunications market, competition has intensified due to the government’s pro-competition policy, the rise of low-cost smartphones offered by Mobile Virtual Network Operators (MVNOs) and other factors. In addition, we have seen technical advancements in areas such as artificial intelligence (AI), IoT and drones, as well as an expansion of customer touchpoints by various service providers leveraging loyalty point programs and other means. These changes have brought about both active competition in the telecommunications market and collaboration with new players from other industries, accelerating competition in new markets that transcend the conventional boundaries of the telecommunications business.

We have positioned the fiscal year ending March 31, 2018 as a year to “tackle evolution” by taking the first steps towards the delivery of our Medium-Term Strategy 2020, “Declaration beyond.” We will do so by moving forward with the creation and evolution of services, the evolution of our business through “+d” and the reinforcement and evolution of our business foundations. Through these initiatives, we expect to post an increase in both operating revenues and operating income for the fiscal year ending March 31, 2018.

Operating revenues for the fiscal year ending March 31, 2018 are estimated to increase by ¥165.4 billion from the previous fiscal year to ¥4,750.0 billion, driven by an increase in optical-fiber broadband service and other telecommunications service revenues due to the projected growth of “docomo Hikari” users, an increase in mobile communications services revenues due to the reduction of negative impact from “Monthly Support” discount program and other factors.

On the expenses side, operating expenses are expected to increase by ¥150.2 billion to ¥3,790.0 billion, due to an increase in expenses associated with the growth of revenues from “docomo Hikari,” an increase in depreciation expenses and other factors.

Accordingly, operating income for the fiscal year ending March 31, 2018 is estimated to be ¥960.0 billion, an increase of ¥15.3 billion from the previous fiscal year.

As we are not currently aware of any factor that may have a material impact on our projected results of operations, we have not revised our forecasts announced on April 27, 2017.

DOCOMO Earnings Release	Three Months Ended June 30, 2017

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Change in Accounting Policies

Balance sheet classification of deferred taxes –

Effective April 1, 2017, DOCOMO adopted prospectively Accounting Standards Update (“ASU”) 2015-17 “Balance Sheet Classification of Deferred Taxes.” This ASU requires that all deferred tax liabilities and assets be classified as noncurrent on the consolidated balance sheet.

DOCOMO Earnings Release	Three Months Ended June 30, 2017

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2017	June 30, 2017
ASSETS
Current assets:
Cash and cash equivalents	¥289,610	¥326,346
Short-term investments	301,070	200,731
Accounts receivable	239,137	158,813
Receivables held for sale	936,748	905,845
Credit card receivables	347,557	368,910
Other receivables	398,842	407,112
Allowance for doubtful accounts	(19,517)	(20,607)
Inventories	153,388	179,951
Deferred tax assets	81,025	—
Prepaid expenses and other current assets	108,412	141,797

Total current assets	2,836,272	2,668,898

Property, plant and equipment:
Wireless telecommunications equipment	5,084,923	5,098,419
Buildings and structures	906,177	909,530
Tools, furniture and fixtures	441,513	444,249
Land	198,980	199,004
Construction in progress	204,413	216,982
Accumulated depreciation and amortization	(4,295,111)	(4,328,252)

Total property, plant and equipment, net	2,540,895	2,539,932

Non-current investments and other assets:
Investments in affiliates	373,758	375,556
Marketable securities and other investments	198,650	200,350
Intangible assets, net	608,776	602,700
Goodwill	230,971	229,905
Other assets	434,312	421,404
Deferred tax assets	229,440	307,506

Total non-current investments and other assets	2,075,907	2,137,421

Total assets	¥7,453,074	¥7,346,251

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥60,217	¥140,170
Short-term borrowings	1,623	1,689
Accounts payable, trade	853,538	698,444
Accrued payroll	59,187	47,376
Accrued income taxes	105,997	79,380
Other current liabilities	194,494	240,272

Total current liabilities	1,275,056	1,207,331

Long-term liabilities:
Long-term debt (exclusive of current portion)	160,040	80,000
Accrued liabilities for point programs	94,639	81,944
Liability for employees’ retirement benefits	193,985	195,357
Other long-term liabilities	145,266	153,443

Total long-term liabilities	593,930	510,744

Total liabilities	1,868,986	1,718,075

Redeemable noncontrolling interests	22,942	23,145

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	326,621	326,621
Retained earnings	4,656,139	4,697,895
Accumulated other comprehensive income (loss)	24,631	26,609
Treasury stock	(426,442)	(426,442)
Total NTT DOCOMO, INC. shareholders’ equity	5,530,629	5,574,363
Noncontrolling interests	30,517	30,668

Total equity	5,561,146	5,605,031

Total liabilities and equity	¥7,453,074	¥7,346,251

DOCOMO Earnings Release	Three Months Ended June 30, 2017

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017
Operating revenues:
Telecommunications services	¥729,708	¥774,912
Equipment sales	165,753	150,600
Other operating revenues	213,209	211,184

Total operating revenues	1,108,670	1,136,696

Operating expenses:
Cost of services (exclusive of items shown separately below)	304,479	321,220
Cost of equipment sold (exclusive of items shown separately below)	154,977	162,543
Depreciation and amortization	109,715	119,029
Selling, general and administrative	240,208	255,605

Total operating expenses	809,379	858,397

Operating income	299,291	278,299

Other income (expense):
Interest expense	(240)	(98)
Interest income	155	193
Other, net	(3,914)	3,452

Total other income (expense)	(3,999)	3,547

Income before income taxes and equity in net income (losses) of affiliates	295,292	281,846

Income taxes:
Current	69,256	85,579
Deferred	20,392	(937)

Total income taxes	89,648	84,642

Income before equity in net income (losses) of affiliates	205,644	197,204

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	992	(6,662)

Net income	206,636	190,542

Less: Net (income) loss attributable to noncontrolling interests	218	(603)

Net income attributable to NTT DOCOMO, INC.	¥206,854	¥189,939

Per share data
Weighted average common shares outstanding – Basic and Diluted	3,754,094,845	3,704,585,533

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥55.10	¥51.27

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017
Net income	¥206,636	¥190,542
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(11,821)	2,794
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(72)	(25)
Foreign currency translation adjustment, net of applicable taxes	(8,105)	(1,258)
Pension liability adjustment, net of applicable taxes	141	436

Total other comprehensive income (loss)	(19,857)	1,947

Comprehensive income	186,779	192,489

Less: Comprehensive (income) loss attributable to noncontrolling interests	423	(572)

Comprehensive income attributable to NTT DOCOMO, INC.	¥187,202	¥191,917

DOCOMO Earnings Release	Three Months Ended June 30, 2017

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017
Cash flows from operating activities:
Net income	¥206,636	¥190,542
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	109,715	119,029
Deferred taxes	20,392	(937)
Loss on sale or disposal of property, plant and equipment	3,963	7,609
Inventory write-downs	4,076	1,877
Impairment loss on marketable securities and other investments	853	238
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	(992)	6,662
Dividends from affiliates	4,837	6,318
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	78,707	80,089
(Increase) / decrease in receivables held for sale	15,988	30,903
(Increase) / decrease in credit card receivables	(10,778)	(10,638)
(Increase) / decrease in other receivables	(3,384)	(8,308)
Increase / (decrease) in allowance for doubtful accounts	1,756	1,003
(Increase) / decrease in inventories	(21,333)	(28,488)
(Increase) / decrease in prepaid expenses and other current assets	(17,549)	(33,683)
(Increase) / decrease in non-current receivables held for sale	21,618	18,263
Increase / (decrease) in accounts payable, trade	(90,114)	(88,143)
Increase / (decrease) in accrued income taxes	(98,738)	(26,608)
Increase / (decrease) in other current liabilities	32,519	48,888
Increase / (decrease) in accrued liabilities for point programs	(7,527)	(12,695)
Increase / (decrease) in liability for employees’ retirement benefits	1,905	1,375
Increase / (decrease) in other long-term liabilities	3,782	9,719
Other, net	(12,538)	(11,828)

Net cash provided by operating activities	243,794	301,187

Cash flows from investing activities:
Purchases of property, plant and equipment	(125,769)	(128,136)
Purchases of intangible and other assets	(78,535)	(67,142)
Purchases of non-current investments	(743)	(9,705)
Proceeds from sale of non-current investments	1,611	550
Purchases of short-term investments	(5,428)	(60,344)
Redemption of short-term investments	5,546	40,509
Short-term bailment for consumption to a related party	—	(140,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	260,000
Other, net	(5,480)	(10,783)

Net cash used in investing activities	(208,798)	(115,051)

Cash flows from financing activities:
Proceeds from short-term borrowings	5,754	6,691
Repayment of short-term borrowings	(5,754)	(6,621)
Principal payments under capital lease obligations	(311)	(282)
Payments to acquire treasury stock	(54,641)	—
Dividends paid	(130,524)	(146,607)
Cash distributions to noncontrolling interests	(3,500)	(18)
Other, net	(990)	(2,340)

Net cash provided by (used in) financing activities	(189,966)	(149,177)

Effect of exchange rate changes on cash and cash equivalents	(884)	(223)

Net increase (decrease) in cash and cash equivalents	(155,854)	36,736
Cash and cash equivalents as of beginning of period	354,437	289,610

Cash and cash equivalents as of end of period	¥198,583	¥326,346

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥3	¥14
Cash paid during the period for:
Interest, net of amount capitalized	213	311
Income taxes	167,075	109,244

DOCOMO Earnings Release	Three Months Ended June 30, 2017

(4) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

iii. Segment Information

DOCOMO’s chief operating decision maker (the “CODM”) is its Board of Directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO has three operating segments, which consist of telecommunications business, smart life business and other businesses.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Segment operating revenues:

	Millions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017
Telecommunications business-
External customers	¥894,659	¥924,034
Intersegment	265	282

Subtotal	894,924	924,316
Smart life business-
External customers	122,161	109,360
Intersegment	3,088	4,179

Subtotal	125,249	113,539
Other businesses-
External customers	91,850	103,302
Intersegment	2,961	3,259

Subtotal	94,811	106,561

Segment total	1,114,984	1,144,416
Elimination	(6,314)	(7,720)

Consolidated	¥1,108,670	¥1,136,696

DOCOMO Earnings Release	Three Months Ended June 30, 2017

Segment operating income (loss):

	Millions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017
Telecommunications business	¥270,410	¥241,418
Smart life business	17,203	16,666
Other businesses	11,678	20,215

Consolidated	¥299,291	¥278,299

Segment operating income (loss) is segment operating revenues less segment operating expenses.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

DOCOMO Earnings Release	Three Months Ended June 30, 2017

4. Appendix

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

	Billions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017
a. EBITDA	¥413.0	¥404.9

Depreciation and amortization	(109.7)	(119.0)
Loss on sale or disposal of property, plant and equipment	(4.0)	(7.6)

Operating income	299.3	278.3

Other income (expense)	(4.0)	3.5
Income taxes	(89.6)	(84.6)
Equity in net income (losses) of affiliates	1.0	(6.7)
Less: Net (income) loss attributable to noncontrolling interests	0.2	(0.6)

b. Net income attributable to NTT DOCOMO, INC.	206.9	189.9

c. Operating revenues	1,108.7	1,136.7

EBITDA margin (=a/c)	37.2%	35.6%
Net income margin (=b/c)	18.7%	16.7%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROE

	Billions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017
a. Net income attributable to NTT DOCOMO, INC.	¥206.9	¥189.9
b. Shareholders’ equity	5,302.4	5,552.5

ROE (=a/b)	3.9%	3.4%

Note:	Shareholders’ equity = The average of NTT DOCOMO, INC. shareholders’ equity, each as of March 31, 2017 (or 2016) and June 30, 2017 (or 2016).

iii. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017
Net cash provided by operating activities	¥243.8	¥301.2
Net cash used in investing activities	(208.8)	(115.1)

Free cash flows	35.0	186.1

Changes in investments for cash management purposes	0.1	100.2

Free cash flows excluding changes in investments for cash management purposes	34.9	86.0

Notes:	Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Net cash used in investing activities includes changes in investments for cash management purposes.

DOCOMO Earnings Release	Three Months Ended June 30, 2017

5. Special Note Regarding Forward-Looking Statements

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information available as of the filing date of this document. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)	Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition and an increase in mobile communications operators entering into and collaborating with other industries could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

(2)	If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise, the financial condition of our corporate group could be affected and our growth could be limited.

(3)	The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)	Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)	Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)	Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION, could exercise influence that may not be in the interests of our other shareholders.

*  Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations. Apple, Apple logo, Apple Music are trademarks of Apple Inc. registered in the United States and other countries. App Store, iBooks, iTunes are service marks of Apple Inc. TM and © 2017 Apple Inc. All rights reserved. The trademark iPhone is used with a license from iPhone Co., Ltd.

FY2017/1Q
Results Presentation
July 27, 2017

FY2017/1Q Results Highlights
U.S.
GAAP
Favorable progress toward full-year guidance
Financial data     Year-on-year
Operating revenues:    ¥1,136.7 billion (Up2.5%)
Operating income:    ¥278.3 billion (Down7.0%)
Operating FCF:    ¥284.0 billion (Down10.1%)
EBITDA:    ¥404.9 billion (Down 1.9%)
Capital expenditures:    ¥120.9 billion (Up24.5%)
Operating income by segment
Telecommunications business:    ¥241.4 billion (Down10.7%)
Smart life business:    ¥16.7 billion (Down3.1%)
Other businesses:    ¥20.2 billion (Up73.1%)
Consolidated financial statements in this document are unaudited
Operating FCF = EBITDA – Capital expenditures    1

Selected Financial Data
U.S.
GAAP
FY2016/1Q    FY2017/1Q Changes
(Billions of yen)    (1) (2)(2) – (1)
Operating revenues    1,108.7 1,136.7+28.0
Operating expenses    809.4 858.4+49.0
Operating income    299.3 278.3-21.0
(Excluding irregular factors*1)    (274.3) (269.3) (-5.0)
Net income attributable to
206.9    189.9 -16.9
NTT DOCOMO, INC.
Capital expenditures    97.1 120.9+23.8
Adjusted free cash flow*2    34.9 86.0+51.1
*1: The impact on operating income caused by the change in depreciation method, etc.
*2: Adjusted free cash flow is calculated excluding the effects of changes in investment derived    from purchases, redemption at maturity and disposals of financial instruments held for cash
management purposes with original maturities of longer than three months.     2

Results by Segment
U.S.
GAAP
FY2016/1Q FY2017/1QChanges
(Billions of yen)     (1)(2)(2) – (1)
Operating revenues    894.9 924.3+29.4
Telecommunications
business
Operating income    270.4 241.4-29.0
Operating revenues    125.2 113.5-11.7
Smart life
business
Operating income    17.2 16.7-0.5
Other    Operating revenues 94.8106.6+11.8
businesses
Operating income    11.7 20.2+8.5
<Ref.> Smart life    Operating revenues 220.1220.10
business and
Other businesses    Operating income 28.936.9+8.0
3

Key Factors behind Changes in Operating Income

docomo


U.S. GAAP
(Billions of yen)
299.3
274.3
Income impact from the change of depreciation method, etc.: Up 25.0
Increase in mobile communications services revenues: Up 18.9
Increase in optical-fiber broadband service revenues, etc.: Up 26.3
Decrease in other operating revenues: Down 2.0
Decrease in selling revenues: Down 15.2
Increase in selling expenses*1: Up 14.1
Selling revenues and expenses: Down 29.2
Increase in network-related expenses*2: Up 28.0
Increase in other operating expenses: Up 6.9
278.3
269.3
Income impact from the change of depreciation method, etc.: Up 9.0
Operating revenues Up 28.0
Operating expenses Up 49.0
FY16/1Q
FY17/1Q

*1: Sum of cost of equipment sold and commissions to agent resellers
*2: Sum of depreciation/amortization, loss on disposal of property, plant and equipment and intangible assets, and communication network charges

4

Operational Performance (1)
(Millions subs)
Mobile telecommunications    Churn rate
service subscriptions
75.11
71.61
Up 5%
0.62% 0.67%
FY16/1Q    FY17/1Q FY16/1Q FY17/1Q
5

Operational Performance (2)
(Millions subs)
Total smartphone/    “docomo Hikari”
tablet users    optical-fiber broadband subs
36.53
33.44     3.84
Up 9%
2.07 1.9-fold
FY16/1Q    FY17/1Q FY16/1Q FY17/1Q
6

ARPU/MOU
Voice ARPU Packet ARPU docomo Hikari ARPU
(Yen)
4,600
4,210     4,330
4,010 130 300
20
2,870    2,870 2,960 2,970
1,340    1,120 1,240 1,330
FY14/1Q    FY15/1Q FY16/1Q FY17/1Q
MOU    111 129 136 136
(Minutes)
For an explanation on ARPU and MOU, please see the slide “Definition and Calculation Methods of ARPU and MOU” in this document.    7

LTE Network
Total no. of LTE    165,100
base stations:
143,500
Japan’s fastest 788Mbps service
PREMIUM 4G-enabled
base stations:    to start in August 2017
76,300
Enhanced telecommunications
environment at Mt. Fuji:
30,900     Started 682Mbps service
at the summit of Mt. Fuji
FY16/1Q    FY17/1Q
The transmission speeds described herein are theoretical maximum downlink rates specified in the technical standard and the actual rate may vary depending    on the propagation conditions, etc.
The description “Japan’s fastest” is as of June 30, 2017.
Two frequency bands of 3.5GHz and 1.7GHz are used for the provision of 788 Mbps and 682Mbps services.     8

Cost Efficiency Improvement
Progressing    steadily toward full-year target
(Billions of yen)
FY17 full year    Focus areas:
FY17/1Q    (Planned)
[Network]
Capital expenditures,
-12.0     maintenance outsourcing cost, etc.
[Marketing]
Sales tools, handset repair, etc.
[Other]
R&D, information system, etc.
-90.0
The numbers above are the amount of cost reduction compared to FY2016.    9

Smart Life Business & Other Businesses: Operating Income

(Billions of yen)
36.9
28.9
Up 28%
FY16/1Q     FY17/1QFY17 full year
(Planned)
Principal services
Smart life business
Content/Commerce
Finance/Payment
Lifestyle
Other businesses
Enterprise solutions
Support services for
customers’ peace of mind
10

Finance/Payment Services
Transactions handled    “d CARD”
(Billions of yen)     (Million subs)
720.0
600.0     18.00
Up 20%    16.68
“d CARD GOLD”
2.74
1.34
2-fold
FY16/1Q    FY17/1Q FY16/1QFY17/1Q
The amount of transactions handled includes the transactions handled with “d CARD,” “d CARD mini,” “iD,” proxy bill collection service and “d Mobile Payment    Plus” services, etc.
The total “d CARD” subscriptions represent the combined subscriptions to “d CARD” and “d CARD mini.”     11

“d POINT”
“d POINT CLUB” members    “d POINT” partners*2?3
(Millions subs)
62.32
58.50

“d POINT CARD”
registrants*1:
14.84    49 2.8-fold
No. of participating
5.48     stores*3:
2.7-fold     Approx. 29,600
FY16/1Q    FY17/1Q FY16/1QFY17/1Q
*1:    The number of users who can earn and use “d POINTs” at participating stores byregistering their personal information
*2:    The total number of brands/sites where users can earn or use “d POINTs”
*3:    Including stores where the service is planned to be introduced 12

Promotion of +d
No.    of +dpartners growing steadily

FY16/1Q    2Q 3Q4QFY17/1Q
* No. of “+d” partners: The number of partners that have jointly created new value by integrating DOCOMO’s business assets with their own assets 13

“Declaration beyond”: Actions Taken (1)
Declaration 1    Increased customer returns
Market leader
”docomo with”
Started accepting applications from Jun 1, 2017
“Simple Plan”
Started accepting applications from May 24, 2017
For customers
who use the same
“Ultra Share Pack 30”    For customers handset for a
long period
Started accepting applications from May 24, 2017    with limited of time
voice usage
For high-usage
customers
For long-
term For high-
customers usage
customers
For low-usage
customers For “docomo
For low-usage     feature phone”
users
customers
For child-raising
For elderly     customers
customers    For young
customers
14

“Declaration beyond”: Actions Taken (2)
Value & excitement to customers
Launch of “docomo Smart Island Project” (Phase 1)
Declaration 1     Announced May 24, 2017
Market leader     Started June 28, 2017
Roll out “d POINT” participating stores in Guam and start providing free access to
DOCOMO PACIFIC Wi-Fi service via “d ACCOUNT” to expand our global service offerings
Provision of “Japan Welcome SIM”
Declaration 1     Announced June 26, 2017
Started July 1, 2017
Market leader
Provide great value prepaid SIM service at affordable rates to foreign travelers visiting
Japan who have viewed advertisement videos, etc., prior to their arrival
Declaration 2    Development of “AI Agent API”
Style innovation     Announced June 23, 2017
Planned to start releasing API from Aug. 2017
Declaration 6
Partner    Promote “docomo AI Agent Open Partner Initiative” aimed at encouraging new business
expansion    service co-creation by making the API openly available
    15

“Declaration beyond”: Actions Taken (3)
Value co-creation with partners
Launch of “5G trial site”    Started May 22, 2017
Declaration 4
Industry    Jointly create with partners advanced examples of new services &
creation
content that take advantage of the unique properties of 5G and provide an opportunity to have people experience them in person
Joint planning & operation of “LANDLOG”
Declaration 5     Announced July 19, 2017
Solution     Planned to start Oct. 2017
co-creation    A new platform that connects every “thing” relevant to
the production process in construction business
Establishment of “DOCOMO Innovation Fund II, L.P.“
Announced July 27, 2017
Provide support and strengthen collaboration with ventures that own innovative technologies or novel business models, thereby realizing “Declaration beyond”
    16

FY2017/1Q Summary
Recorded ¥278.3 billion in operating income, making favorable progress toward full-year guidance.
Continued aggressive customer returns while successfully reducing
“Monthly Support” discounts and increasing “docomo Hikari” optical-fiber broadband subscriptions, which resulted in ARPU growth.
Made further advancements to our “PREMIUM 4G” service in view of the future 5G era. Japan’s fastest 788Mbps service to start in August
2017.
Continued cost efficiency improvements, making tangible progress toward full-year guidance.
FY2017/1Q operating income from Smart life business and Other businesses: ¥36.9 billion, making steadfast progress toward full-year guidance.
No. of +d partners increased to 291. Accelerated actions toward the delivery of Medium-Term Strategy 2020 “Declaration beyond”.
17

The new of today, the norm of tomorrow
18

Appendices
19

Services, etc., Included in Each Reportable Segment
Telecommunications business
Mobile communications services
Xi services (LTE) FOMA services (3G) International services Sales of handset/equipment for each service, etc.
Optical fiber broadband service and other telecommunications services
Optical-fiber broadband services     Satellite communications services etc.
Smart life business
Content/Commerce services
“dTV” “d hits” “d magazine” “d shopping” “d travel” ”DAZN for docomo” Tower Records Japan, Inc.    etc.
Finance/Payment services
“d CARD” “d CARD mini” “iD”     Proxy bill collection “d Mobile Payment Plus”etc.
Lifestyle services
“d healthcare pack” “d gourmet” “Photo Collection +” OAK LAWN MARKETING, INC. ABC Cooking Studio Co.,Ltd. etc.
Other businesses
Enterprise solutions
Enterprise IoT solutions     System development/sales/maintenance services etc.
Support services for customers’ peace of mind
“Mobile Device Protection Service”     “Anshin Remote Support” etc. 20

Definition and Calculation Methods of ARPU and MOU
i. Definition of ARPU and MOU    a. ARPU (Average monthly Revenue Per Unit):
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users of our wireless services in the relevant periods, as shown below “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.                b. MOU (Minutes of Use): Average monthly communication time per user.
ii. ARPU Calculation Methods
Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU
- Voice ARPU                : Voice ARPU Related Revenues (basic monthly charges, voice communication charges)
/ No. of active users
- Packet ARPU                : Packet ARPU Related Revenues (basic monthly charges, packet communication charges)
/ No. of active users
- “docomo Hikari” ARPU : “docomo Hikari”-related revenues (basic monthly charges, voice communication charges)
/ No. of active users
- In addition, the sum of Packet ARPU and “docomo Hikari” ARPU is referred to as Data ARPU.
iii.    Active Users Calculation Method
Sum of No. of active users for each month ((No. of users at the end of previous month + No. of users at the end of current month) / 2) during the relevant period
Note:
1. The number of “users” used to calculated ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:    a. Subscriptions of communication modules services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and    b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.
2. Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.
ARPU and MOU calculation method were changed beginning with the results presentation for the first three months of the fiscal year ended March 31, 2016. Conventional ARPU calculation method is as below:
ARPU(conventional calculation): (Voice revenues + Packet revenues + Revenues accounted for in Smart ARPU)/ No. of subscriptions after subtracting communication modules and MVNO subscriptions, etc. 21

Special Note Regarding Forward-Looking Statements
This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
(1) Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition and an increase in mobile communications operators entering into and collaborating with other industries could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.
(2) If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.
(3) The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.
(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.
(5) Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.
(6) Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.
(7) Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.
(8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.
(10) Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.
(11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.
(12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.
(13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.
Names of companies, products, etc., contained in this presentation are the trademarks or registered trademarks of their respective organizations.
22